SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

El Paso Electric Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                             ________283677854_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ October 11, 2019________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,925,425 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,925,425 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,925,425 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.72%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,303,947 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,440,447 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,440,447 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.53%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 254,008 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 254,008 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 254,008 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.62%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 283677854
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Fund
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 8 to Schedule 13D on the Common Stock of El Paso Electric Company (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on February 4, 2008.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $31,263,166 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $8,021,644 and $5,508,322, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Foundation used approximately $261,692 of funds of a private entity to purchase the additional Securities reported by it. AC used approximately $400,165 of working capital to purchase the additional Securities reported by it. Mario Gabelli used approximately $130,960 of private funds to purchase the additional Securities reported by him. GCIA used approximately $16,940,383 of client funds to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 3,631,880 shares, representing 8.90% of the approximately 40,791,016 shares outstanding as reported by the Issuer in its most recently filed Form 10-Q for the quarterly period ended June 30, 2019. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,925,425	4.72%
GAMCO	1,440,447	3.53%
GCIA	254,008	0.62%
Foundation	4,000	0.01%
Mario Gabelli	2,000	0.00%
AC	6,000	0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 136,500 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2019

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Francis J. Conroy	Special Assistant to CEO, Secretary
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Kenneth D. Masiello Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Chief Accounting Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-EL PASO ELECTRIC CO.

          GABELLI & COMPANY INVESTMENT ADVISERS, INC.
                      10/11/19            3,500            67.2499
                      10/09/19            1,400            67.3001
                      10/08/19            3,300            67.2500
                      10/07/19              400            67.3026
                      10/07/19            3,500            67.3500
                       9/27/19            6,400            67.0000
                       9/25/19            1,500            66.9094
                       9/24/19            6,500            66.7690
                       9/23/19            1,100            66.7142
                       9/18/19            7,200            66.7500
                       9/06/19            2,700            66.8146
                       9/05/19            2,700            66.9166
                       9/04/19            2,800            66.9870
                       8/28/19              840            66.3101
                       8/27/19            8,100            66.2632
                       8/26/19              737            66.2379
                       8/26/19            4,500            66.3600
             GABELLI ASSOCIATES LIMITED II E
                      10/11/19            1,600            67.2499
                      10/09/19              500            67.3001
                      10/08/19            1,600            67.2500
                      10/07/19              100            67.3026
                      10/07/19            1,700            67.3500
                       9/27/19            2,800            67.0000
                       9/25/19              600            66.9094
                       9/24/19            2,900            66.7690
                       9/23/19              500            66.7142
                       9/18/19            3,300            66.7500
                       9/06/19            1,200            66.8146
                       9/05/19            1,200            66.9166
                       9/04/19            1,300            66.9870
                       8/28/19              300            66.3101
                       8/27/19            3,600            66.2632
                       8/26/19              300            66.2379
                       8/26/19            2,000            66.3600
             GABELLI ASSOCIATES LIMITED
                      10/11/19            3,700            67.2499
                      10/09/19            1,500            67.3001
                      10/08/19            3,600            67.2500
                      10/07/19              500            67.3026
                      10/07/19            3,325            67.3500
                       9/27/19            7,000            67.0000
                       9/25/19            1,500            66.9094
                       9/24/19            6,700            66.7690
                       9/23/19            1,200            66.7142
                       9/18/19            7,600            66.7500
                       9/06/19            3,100            66.8146
                       9/05/19            3,100            66.9166
                       9/04/19            2,513            66.9870
                       8/28/19              800            66.3101
                       8/27/19            8,850            66.2632
                       8/26/19            5,943            66.3600
                       8/26/19              800            66.2379
             GABELLI ASSOCIATES FUND II
                      10/11/19            1,300            67.2499
                      10/09/19              500            67.3001
                      10/08/19            1,200            67.2500
                      10/07/19            1,500            67.3500
                      10/07/19              100            67.3026
                       9/27/19            2,300            67.0000
                       9/25/19              600            66.9094
                       9/24/19            2,300            66.7690
                       9/23/19              400            66.7142
                       9/18/19            2,600            66.7500
                       9/06/19            1,000            66.8146
                       9/05/19            1,000            66.9166
                       9/04/19              900            66.9870
                       8/28/19              300            66.3101
                       8/27/19            2,900            66.2632
                       8/26/19              300            66.2379
                       8/26/19            1,700            66.3600
             GABELLI ASSOCIATES FUND
                      10/11/19            3,400            67.2499
                      10/09/19            1,400            67.3001
                      10/08/19            3,300            67.2500
                      10/07/19            3,400            67.3500
                      10/07/19              300            67.3026
                       9/27/19            6,300            67.0000
                       9/25/19            1,400            66.9094
                       9/24/19            6,200            66.7690
                       9/23/19            1,000            66.7142
                       9/18/19            6,900            66.7500
                       9/06/19            2,800            66.8146
                       9/05/19            2,700            66.9166
                       9/04/19            2,700            66.9870
                       8/28/19              700            66.3101
                       8/27/19            7,800            66.2632
                       8/26/19            4,400            66.3600
                       8/26/19              700            66.2379
          GAMCO ASSET MANGAEMENT INC.
                      10/14/19            2,400            66.9000
                      10/14/19              500            67.1500
                      10/14/19              500            67.0500
                      10/11/19            2,600            67.2499
                      10/11/19              200            67.2600
                      10/09/19            1,300            67.3001
                      10/09/19              300-           67.2200
                      10/08/19            3,067            67.2500
                      10/07/19              200-           67.2850
                      10/07/19            2,775            67.3500
                      10/07/19              250            67.3026
                      10/04/19              150-           67.3100
                      10/04/19            8,000            67.2695
                      10/03/19            4,000            67.3397
                      10/02/19              100-           67.3214
                      10/01/19            3,000-             *DO
                       9/30/19            5,000            67.0800
                       9/30/19              319            67.0500
                       9/27/19              100-           67.0000
                       9/27/19            9,000            67.0000
                       9/25/19              800            66.9094
                       9/24/19            3,700            66.7690
                       9/23/19            1,200            66.7142
                       9/23/19           20,000            66.7300
                       9/19/19           10,000            66.8186
                       9/18/19            4,614            66.7500
                       9/18/19           14,559            66.7700
                       9/16/19              200-           66.6600
                       9/16/19           25,200-             *DO
                       9/13/19            6,000-           66.7100
                       9/13/19            4,000            66.6600
                       9/12/19            5,800-           67.1448
                       9/09/19              100-           66.9744
                       9/09/19              800-             *DO
                       9/06/19            1,800            66.8146
                       9/05/19            1,800            66.9166
                       9/04/19            1,000-           66.9752
                       9/04/19            1,800            66.9870
                       8/29/19            2,100-           66.5973
                       8/29/19            1,000-           66.6650
                       8/28/19              582            66.3101
                       8/27/19            5,150            66.2632
                       8/26/19              336            66.2379
                       8/26/19            3,257            66.3600
                       8/23/19                1-           66.4049
          GABELLI FUNDS, LLC.
             GABELLI SMALL CAP GROWTH FUND
                      10/01/19           16,000-           67.1342
                       9/05/19            8,000-           66.9328
                       9/04/19            5,000-           67.0000
             GABELLI GO ANYWHERE TRUST
                       9/13/19            5,000            66.6998
             GABELLI EQUITY TRUST
                      10/08/19            4,000-           67.3208
                       9/24/19            3,000-           66.7841
             GABELLI EQUITY INCOME FUND
                      10/11/19            5,000-           67.4870
                      10/08/19            2,000-           67.3200
                      10/07/19            2,000-           67.3400
                      10/04/19            8,079-           67.3158
                      10/04/19            1,000-           67.3563
                      10/03/19           13,921-           67.3277
             THE GDL FUND
                      10/07/19            4,900            67.2200
                      10/03/19           10,100            67.3487
                       9/23/19            5,000            66.7700
                       9/20/19           10,000            66.8087
                       9/17/19           10,000            66.7500
                       8/27/19            5,000            66.3500
                       8/26/19           10,000            66.3300
                       8/15/19           13,000            66.4200
             GABELLI ASSET FUND
                      10/08/19            5,000-           67.3300
                      10/03/19            3,000-           67.3406
                      10/02/19            1,535-           67.2300
                      10/01/19              214-           67.2300
                       9/30/19            5,000-           67.1500
                       9/30/19            8,251-           67.2316
                       9/24/19            5,000-           66.7812
                       9/20/19           10,000-           66.8001
                       9/17/19            7,000-           66.6700
             GABELLI ENTERPRISE M&A FUND
                      10/14/19            3,638            66.8600
             GABELLI CAPITAL ASSET FUND
                       9/06/19            1,000-           66.8426
                       8/30/19            3,900-           66.7512
                       8/27/19            1,600-           66.3675
             GAMCO MERGER ARBITRAGE
                      10/11/19            8,600            67.2499
                      10/09/19            3,300            67.3001
                      10/08/19            8,633            67.2500
                      10/07/19            8,400            67.3500
                      10/07/19              850            67.3026
                       9/27/19           15,700            67.0000
                       9/25/19            3,600            66.9094
                       9/24/19           15,546            66.7690
                       9/23/19            1,534            66.7142
                       9/18/19           17,186            66.7500
                       9/06/19            7,100            66.8146
                       9/05/19            7,200            66.9166
                       9/04/19            7,000            66.9870
                       8/28/19            2,091            66.3101
                       8/27/19           20,582            66.2632
                       8/26/19            2,165            66.2379
                       8/26/19           12,800            66.3600
             GABELLI ABC FUND
                       9/20/19              700            66.7800
             GABELLI GLOBAL UTILITY & INCOME TRUST
                       9/05/19            4,000            66.9600
          ASSOCIATED CAPITAL GROUP, INC.
                      10/11/19              300            67.2499
                      10/09/19              100            67.3001
                      10/08/19              300            67.2500
                      10/07/19              400            67.3500
                       9/27/19              500            67.0000
                       9/25/19              200            66.9094
                       9/24/19              600            66.7690
                       9/23/19              100            66.7142
                       9/18/19              600            66.7500
                       9/06/19              300            66.8146
                       9/05/19              300            66.9166
                       9/04/19              200            66.9870
                       8/28/19              100            66.3101
                       8/27/19              700            66.2632
                       8/26/19              100            66.2379
                       8/26/19              400            66.3600

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.